FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         November, 2005

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 29th day of November, 2005.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) “Brent Lokash” Brent Lokash, President & Chief Financial Officer

EXHIBITS

1	Press Release dated November 29, 2005

2	Consolidated Financial Statements for the period ending September 30, 2005

3	Management’s Discussion and Analysis of Results of Operations for the 9 months ended September 30, 2005

4	Form 52-109F2 Certificate of Interim Filings executed by Chief Executive Officer

5	Form 52-109F2 Certificate of Interim Filings executed by Chief Financial Officer

EXHIBIT 1

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES THIRD QUARTER FINANCIAL RESULTS

VANCOUVER, B.C., November 29, 2005 — Clearly Canadian Beverage Corporation (OTCBB:CCBEF) today reported unaudited consolidated financial results for its third fiscal quarter ended September 30, 2005. (ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS.)

Per share figures have been adjusted in the following financial results to reflect a 10:1 consolidation which was completed May 2, 2005.

Three months ended September 30, 2005 (Q3-2005) compared with three months ended September 30, 2004 (Q3-2004)

Sales were $2,897,000 for Q3-2005 compared with $3,273,000 for Q3-2004, a decrease of 11%. This decline in sales is attributable to the cumulative impact of significantly reduced sales and marketing activities in recent years. This has been a direct result of working capital constraints which the Company has attempted to address, in part, through the Company’s recently completed financings with BG Capital Group Ltd. (see news release dated June 2, 2005).

There was no significant change in our cost of sales and gross margin percentages, being 69% and 31% respectively for Q3-2005, versus 67% and 33% respectively for Q3-2004.

General and administrative expenses were $15,000 lower in Q3-2005 compared with Q3-2004, as a result of ongoing cost control measures.

Selling expenses of $926,000 in Q3-2005 were approximately 32% of sales, compared with $822,000 or approximately 25% of sales in Q3-2004. The increase in the percentage of sales expended on selling expenses is a reflection of the increased cost associated with attempting to maintain market share in a competitive business throughout North America. In the third quarter, the Company increased its selling expenses in the South Central region of the United States, coinciding with its increased distribution efforts with Dr Pepper Seven Up Bottling Group in the region. These efforts resulted in sales growth in the region in the third quarter of 2005, as compared with the same period in 2004, however, the Company’s sales declined in the third quarter in the Northeast and Pacific Northwest regions of the United States which offset the gains from the South Central region.

The loss for the period for Q3-2005 was $1,462,000 (or $0.27 per share) compared with a Q3-2004 loss of $645,000 (or $0.86 per share). The loss for the current quarter includes one-time expenses as follows:

a)	$231,000 stock compensation expense in Q3-2005 (Q3-2004: $9,000) which represents the non-cash value attributed to certain stock options granted during Q3-2005 in connection with the Company’s recent financing with BG Capital;
b)	$567,000 restructuring cost in connection with the amendment of certain consulting contracts and lease obligations.

“These one-time expenses are part of the Company’s restructuring plan and will further our goal of obtaining profitability. In the third quarter, we saw a positive increase in sales in key selling regions, attributable to the appointment of new distributors and new account initiatives in the South Central, Northern California and Nevada regions of the United States. While these signs of growth are encouraging, we have experienced a drop in sales in the Northeast and Pacific Northwest regions of the United States. We are addressing these concerns in those areas through new distribution partnerships and direct to retail selling,” said Brent Lokash, President of Clearly Canadian Beverage Corporation. “In the remainder of 2005, we will continue in our efforts to expand availability of the Clearly Canadian brand and to develop exciting new product and sales initiatives that will focus on growth, innovation and profitability in the future,” said Lokash.

Nine months ended September 30, 2005 (YTD-2005) compared with nine months ended September 30, 2004 (YTD-2004)

Sales were $7,186,000 for YTD-2005 compared with $9,338,000 for YTD-2004, a decrease of 23%. In addition to the cumulative impact of reduced sales and marketing activities in recent years, the Company’s financial condition in the first six months of 2005 did not allow for planned sales initiatives to support the spring and summer selling period. In the third quarter, the Company increased its selling expenses in the South Central region of the United States, coinciding with its increased distribution efforts with the Dr Pepper Seven Up Bottling Group in that region. These efforts resulted in growth in the South Central region in the third quarter as compared with the same period in 2004, however, the Company’s sales declined in the third quarter in the Northeast and Pacific Northwest regions of the United States which offset those gains.

There was no significant change in the Company’s cost of sales and gross margin percentages in YTD-2005 compared with YTD-2004.

Selling expenses of $2,392,000 in YTD-2005 were approximately 33% of sales, compared with $2,409,000 or approximately 26% of sales in YTD-2004. The increase in the percentage of sales expended on selling expenses is a reflection of the increased cost associated with attempting to maintain market share in a competitive business throughout North America. During the balance of 2005, the Company will continue to monitor its selling expenses, and plan for its new brand initiatives in 2006.

The loss for the nine months ended September 30, 2005 was $4,021,000 (or $1.26 per share), as compared with $1,935,000 (or $2.60 per share) for the nine months ended September 30, 2004. The loss in the period was higher by $1,675,000 due the impact of one-time charges as follows:

a)	$220,000 gain on settlement of debt in YTD-2005 (YTD-2004: $Nil) which was realized on obtaining reductions in certain accounts owing to creditors concurrent with the Company’s recent restructuring;

b)	$1,328,000 stock compensation expense in YTD-2005 (YTD-2004: $9,000) which represents the non-cash value attributed to certain stock options granted in connection with the Company’s recent financing with BG Capital; and

c)	$567,000 one-time restructuring cost in YTD-2005 (YTD-2004: Nil) in connection with the amendment of certain consulting contracts and lease obligations.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage, which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 90 million cases equating to over 2 billion bottles worldwide. Additional information about Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “plans”, “intends”, “may”, “will”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, as well as anticipated changes thereto, the Company’s expectations regarding the effects of its restructuring efforts and its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

Signed “Brent Lokash”
__________________________________
Brent Lokash, President

For further information please contact:
Communications
(e-mail: vsamson@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.

CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(in thousands of United States dollars, except where indicated)

	Unaudited September 30 2005 $	December 31 2004 $

Assets

Current assets
Cash and equivalents	408	78
Accounts receivable	1,039	600
Inventories	1,119	524
Prepaid expenses, deposits and other assets	146	167

	2,712	1,369

Long-term investments	30	29
Assets held for sale (note 4)	431	415
Property, plant and equipment (note 4)	2,243	2,252
Prepaid contracts (note 9)	42	116

	5,458	4,181

Liabilities

Current liabilities
Bank indebtedness (note 4)	423	272
Accounts payable and accrued liabilities	2,717	4,150
Customer deposits	10	69
Short term debt (note 4)	997	1,248

	4,147	5,739

Long-term debt (note 4)	1,507	1,957

	5,654	7,696

Shareholders’ Equity (Deficiency)

Capital stock (note 5)
Authorized
Unlimited common shares without par value
2,000,000 Class A preferred shares
2,000,000 Class B preferred shares
Issued
5,673,827 (2004 - 1,033,868) common shares without par value
Outstanding
2,000,000 (2004 - nil) Class B preferred shares	2,000	--
5,636,527 (2004 - 996,568) common shares	62,505	58,590
Warrants
81,500 (2004 - 81,500)	165	165
Options
1,358,678 (2004 - 169,434)	1,364	36
Equity component of convertible debenture	--	26
Contributed surplus	836	810
Cumulative translation adjustment (note 10)	(948)	(1,253)
Deficit	(66,118)	(61,889)

	(196)	(3,515)

	5,458	4,181

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(in thousands of United States dollars, except where indicated)

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	September 30 2005 $	September 30 2004 $	September 30 2005 $	September 30 2004 $

Sales	2,897	3,273	7,186	9,338

Cost of sales	2,008	2,183	4,976	6,445

Gross profit	889	1,090	2,210	2,893

Expenses
General and administrative expenses	535	550	1,743	1,780
Selling expenses	926	822	2,392	2,409
Amortization of property, plant and equipment	30	33	90	96
Loss on disposal of property, plant and equipment	--	56	--	56
Other expense	11	98	94	152
Financing costs	13	125	104	200
Interest on short-term debt	28	46	124	109
Interest on long-term debt	14	13	39	38
Royalty revenue	(4)	(17)	(30)	(21)
Gain on settlement of debt	--	--	(220)	--
Stock option benefit	231	9	1,328	9
Restructuring (Notes 5 and 9)	567	--	567	--

	2,351	1,735	6,231	4,828

Loss before income taxes	(1,462)	(645)	(4,021)	(1,935)

Provision for income taxes	--	--	--	--

Loss for the period	(1,462)	(645)	(4,021)	(1,935)

Deficit - Beginning of period	(64,656)	(58,093)	(61,889)	(56,280)

Stock Dividend (note 5)	--	--	(208)	--

Prior period adjustments (note 3)
Adoption of new accounting standards	--	--	--	(523)

Deficit - End of period	(66,118)	(58,738)	(66,118)	(58,738)

Basic and diluted loss per share	(0.27)	(0.86)	(1.26)	(2.60)

Weighted average shares outstanding	5,413,973	749,590	3,180,965	746,919

EXHIBIT 2

Consolidated Balance Sheets As at September 30, 2005 and December 31, 2004	clearly canadian beverage corporation 3d quarter report

(in thousands of United States dollars, except where indicated)

	Unaudited September 30 2005 $	December 31 2004 $

Assets

Current assets
Cash and equivalents	408	78
Accounts receivable	1,039	600
Inventories	1,119	524
Prepaid expenses, deposits and other assets	146	167

	2,712	1,369

Long-term investments	30	29
Assets held for sale (note 4)	431	415
Property, plant and equipment (note 4)	2,243	2,252
Prepaid contracts (note 9)	42	116

	5,458	4,181

Liabilities

Current liabilities
Bank indebtedness (note 4)	423	272
Accounts payable and accrued liabilities	2,717	4,150
Customer deposits	10	69
Short term debt (note 4)	997	1,248

	4,147	5,739

Long-term debt (note 4)	1,507	1,957

	5,654	7,696

Shareholders’ Equity (Deficiency)

Capital stock (note 5)
Authorized
Unlimited common shares without par value
2,000,000 Class A preferred shares
2,000,000 Class B preferred shares
Issued
5,673,827 (2004 - 1,033,868) common shares without par value
Outstanding
2,000,000 (2004 - nil) Class B preferred shares	2,000	--
5,636,527 (2004 - 996,568) common shares	62,505	58,590
Warrants
81,500 (2004 - 81,500)	165	165
Options
1,358,678 (2004 - 169,434)	1,364	36
Equity component of convertible debenture	--	26
Contributed surplus	836	810
Cumulative translation adjustment (note 10)	(948)	(1,253)
Deficit	(66,118)	(61,889)

	(196)	(3,515)

	5,458	4,181

Going concern (note 1)

Approved by the Board of Directors

Director Signed “Brent Lokash”	Director Signed “Douglas Mason”

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements

Consolidated Statement of Operations For the nine months ended September 30, 2005 and 2004	clearly canadian beverage corporation 3d quarter report

(in thousands of United States dollars, except where indicated)

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	September 30 2005 $	September 30 2004 $	September 30 2005 $	September 30 2004 $

Sales	2,897	3,273	7,186	9,338

Cost of sales	2,008	2,183	4,976	6,445

Gross profit	889	1,090	2,210	2,893

Expenses
General and administrative expenses	535	550	1,743	1,780
Selling expenses	926	822	2,392	2,409
Amortization of property, plant and equipment	30	33	90	96
Loss on disposal of property, plant and equipment	--	56	--	56
Other expense	11	98	94	152
Financing costs	13	125	104	200
Interest on short-term debt	28	46	124	109
Interest on long-term debt	14	13	39	38
Royalty revenue	(4)	(17)	(30)	(21)
Gain on settlement of debt	--	--	(220)	--
Stock option benefit	231	9	1,328	9
Restructuring (Notes 5 and 9)	567	--	567	--

	2,351	1,735	6,231	4,828

Loss before income taxes	(1,462)	(645)	(4,021)	(1,935)

Provision for income taxes	--	--	--	--

Loss for the period	(1,462)	(645)	(4,021)	(1,935)

Deficit - Beginning of period	(64,656)	(58,093)	(61,889)	(56,280)

Stock Dividend (note 5)	--	--	(208)	--

Prior period adjustments (note 3)
Adoption of new accounting standards	--	--	--	(523)

Deficit - End of period	(66,118)	(58,738)	(66,118)	(58,738)

Basic and diluted loss per share	(0.27)	(0.86)	(1.26)	(2.60)

Weighted average shares outstanding	5,413,973	749,590	3,180,965	746,919

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements

Consolidated Statements of Cash Flows For the nine months ended September 30, 2005 and 2004	clearly canadian beverage corporation 3d quarter report

(in thousands of United States dollars, except where indicated)

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	September 30 2005 $	September 30 2004 $	September 30 2005 $	September 30 2004 $

Cash flows from operating activities
Loss for the period	(1,462)	(645)	(4,021)	(1,935)
Items not involving cash (note 6(a))	535	120	1,775	233

	(927)	(525)	(2,246)	(1,702)

Changes in non-cash working capital balances related to
operations (note 6(b))	(120)	757	(2,431)	476

	(1,047)	232	(4,677)	(1,226)

Cash flows from investing activities
Proceeds on sale of investments	--	--	--	85
Proceeds on sale of property, plant and equipment	--	543	--	543
Purchase of property, plant and equipment	(6)	(2)	(6)	(44)

	(6)	541	(6)	584

Cash flows from financing activities
Increase (decrease) in bank indebtedness	423	(156)	151	60
Proceeds on short term debt	--	--	1,277	1,100
Repayment of short term debt	--	(518)	(578)	(518)
Repayment of long-term debt	--	(1)	(528)	(3)
Proceeds from issuance of capital stock and warrants	--	--	4,443	--

	423	(675)	4,765	639

Effect of exchange rates on cash and cash equivalents	91	(63)	248	(48)

Increase (decrease) in cash and cash equivalents	(539)	35	330	(51)

Cash and cash equivalents
- Beginning of period	947	41	78	127

Cash and cash equivalents
- End of period	408	76	408	76

Supplementary cash flow information (note 6)

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements

Notes to Consolidated Financial Statements For the period ended September 30, 2005	clearly canadian beverage corporation 3d quarter report

(in thousands of United States dollars, except where indicated)

1	Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $4,021,000 for the nine months ended September 30, 2005, a working capital deficit of $1,435,000, and an accumulated deficit of $66,118,000 at September 30, 2005. Operations for the nine months ended September 30, 2005 have been funded primarily from the issuance of capital stock of $5,443,000, the net proceeds of short-term debt financing of $277,000 and the continued support of creditors. Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include listing for sale its land and water rights in Formosa, Ontario and the completion (May 26, 2005) of private placements of equity financing providing net proceeds of $5,400,000 to fund working capital requirements. The issuance of additional share capital may be required to fund operations and working capital requirements until a self-sustaining level of sales is attained.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2	Basis of Presentation

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual filing. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management’s best estimates as additional information becomes available in the future.

3	Changes in Accounting Policies

Stock-based compensation

Effective January 1, 2004, the Company adopted the new provisions of the CICA Handbook Section 3870 on “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees, directors and consultants. Previously, the Company was only required to disclose the pro forma effect of issued stock options in the notes to the financial statements.

The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $523,000 on January 1, 2004 with respect to stock options granted in 2003 and 2002.

Notes to Consolidated Financial Statements For the period ended September 30, 2005	clearly canadian beverage corporation 3d quarter report

(in thousands of United States dollars, except where indicated)

4	Balance sheet components

Property, plant and equipment

				September 30, 2005

	Cost $	Accumulated amortization $	Writedown $	Net $

Land and water sources	1,626	--	--	1,626
Buildings	1,332	989	--	343
Equipment	1,105	926	--	179
Leasehold improvements	159	64	--	95

	4,222	1,979	--	2,243
Held for sale
Land and water sources	431	--	--	431

	4,653	1,979	--	2,674

				December 31, 2004

	Cost $	Accumulated amortization $	Writedown $	Net $

Land and water sources	2,291	--	721	1,570
Buildings	1,285	923	--	362
Equipment	1,109	892	--	217
Leasehold improvements	153	50	--	103

	4,838	1,865	721	2,252
Held for sale
Land and water sources	415	--	--	415

	5,253	1,865	721	2,667

Bank indebtedness

The Company’s subsidiary, CC Beverage (US) Corporation (CC Beverage), has an operating line of credit available with a United States bank, which bears interest at U.S. prime rate plus 4% with a term ending September 24, 2006 and is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $1,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as at September 30, 2005 — $655,000, December 31, 2004 - $406,000). The weighted average interest rate for 2005 was 10.38% (2004 — 8.49%). At September 30, 2005, $Nil (December 31, 2004, $423,000) has been drawn on this line of credit. This operating line of credit is also secured by a corporate guarantee from the Company.

Notes to Consolidated Financial Statements For the period ended September 30, 2005	clearly canadian beverage corporation 3d quarter report

(in thousands of United States dollars, except where indicated)

Short term debt

During the nine months ended September 30, 2005, the Company raised gross debt proceeds of $1,277,000, of which $277,000 (CA $335,000) was raised from certain directors and officers of the Company (related parties). The related party loans of $277,000 were repaid on May 26, 2005. The remaining $1,000,000 was convertedinto preferred shares on May 5, 2005.

	September 30, 2005 $	December 31, 2004 $
Mortgage payable with land and buildings pledged as collateral, bearing interest at 3.95%, repayable at CA$1,125 per month, maturing in
August 2006	143	141
Global (GMPC) Holdings Inc. loan (CA$1,000,000 less accretion of
CA$19,000), bearing interest of 12% per annum compounded and
payable monthly, repayable November 2005	854	789
Clearly Canadian management group loan (CA$394,000), bearing interest at
12% per annum compounded and payable monthly (loan was repaid May
26, 2005)	--	318

	997	1,248

Long-term debt

	September 30, 2005 $	December 31, 2004 $
Convertible promissory notes of CA$1,750,000, unsecured,
non-interest bearing, repayable in cash or equivalent value of
common shares at the option of the Company	1,507	1,454
Convertible debentures of CA$670,000, collateralized with a general subordinated security interest, bearing interest at 10%, interest
paid monthly (debentures were repaid May 26, 2005)	--	503

	1,507	1,957

Long-term debt maturities in each of the next five years are as follows:

	September 30, 2005 $	December 31, 2004 $
Year ending December 31
2005	--	--
2006	1,507	1,957
2007	--	--
2008	--	--
2009	--	--

	1,507	1,957

Notes to Consolidated Financial Statements For the period ended September 30, 2005	clearly canadian beverage corporation 3d quarter report

(in thousands of United States dollars, except where indicated)

5	Capital Stock

As of May 2, 2005, the Company completed a consolidation (reverse stock split) on a 10 old for 1 new share basis. Unless otherwise indicated, all numbers of shares and loss per share figures are reported on a post consolidated share basis.

	Issued	Outstanding	$

Capital Stock
Common shares - December 31, 2004	1,033,868	996,568	58,590
Shares issued for cash on January 14, 2005	46,500	46,500	97
Shares issued for cash on May 16, 2005	2,260,000	2,260,000	2,260
Shares issued for cash on May 24, 2005	815,000	815,000	815
Share issue costs	--	--	(814)
Shares issued on May 24, 2005 (finders fee)	450,000	450,000	450
Shares issued on May 24, 2005 (dividend on Class A P/S)	7,506	7,506	8
Shares issued on May 24, 2005 (dividend on Class B P/S)	200,000	200,000	200
Shares issued for cash on May 27, 2005	635,953	635,953	636
Shares issued on September 30, 2005 (Note 8)	225,000	225,000	263

Common shares - September 30, 2005	5,673,827	5,636,527	62,505

Class A Preferred Shares(1) - December 31, 2004	--	--	--
Shares issued on May 5, 2005	2,000,000	2,000,000	2,000
Shares redeemed on May 24, 2005	(2,000,000)	(2,000,000)	(2,000)

Class A Preferred Shares - September 30, 2005	--	--	--

Class B Preferred Shares(2) - December 31, 2004	--	--	--
Shares issued on May 24, 2005	2,000,000	2,000,000	2,000

Class B Preferred Shares - September 30, 2005	2,000,000	2,000,000	2,000

Warrants - December 31, 2004	81,500	81,500	165
Issued/Expired	--	--	--

Warrants - September 30, 2005	81,500	81,500	165

Stock options - December 31, 2004 (Note 3)	169,434	169,434	36
Options (granted and vested) April 29, 2005	1,107,500	1,107,500	1,097
Options (granted and vested) September, 29, 2005	233,334	233,334	231
Expired	(151,590)	(151,590)	--

Stock options - September 30, 2005	1,358,678	1,358,678	1,364

Contributed surplus - December 31, 2004			810
Additions - Convertible Debentures	--	--	26

Contributed surplus - September 30, 2005			836

(1)	The Class A Preferred Shares include the right to dividends in the amount of 10% per annum payable quarterly in advance (payable by the issuance of common shares of the Company calculated at a share price equal to the tend day average closing price of the Company’s common shares on the OTC Bulletin Board market preceding the date of issuance of such dividend shares), the right to one vote for each Class A Preferred Share on any vote of the common shares of the Company, and the right of conversion into common shares of the Company at a conversion price equal to the ten day average trading price of the Company’s common shares on the OTC Bulletin Board market preceding the date of conversion.

(2)	The Class B Preferred Shares include the right to dividends in the amount of 10% per annum payable, in the first year, in advance, by the issuance of common shares of the Company at a price of US$1.00 per share, and thereafter in advance in monthly cash instalments. Each Class B Preferred Share has the right to five votes on any vote of the common shareholders. The Class B Preferred Shares are convertible, in whole but not in part, into such number of common shares of the Company as would equal 50% of the number of fully diluted common shares of the Company immediately prior to the conversion of the Class B Preferred Shares.

Notes to Consolidated Financial Statements For the period ended September 30, 2005	clearly canadian beverage corporation 3d quarter report

(in thousands of United States dollars, except where indicated)

On January 14, 2005 the Company completed a private placement of 465,000 pre-consolidated shares at a price of CA$0.25 per share (46,500 shares at a price of $2.50 per share, on a post consolidated basis). The shares were issued as part of the Company’s 1,500,000 pre-consolidation share private placement announced in December 2004.

At a special and general shareholder meeting held on April 29, 2005, the Company’s shareholders approved the Company’s corporate restructuring plan and, in connection therewith:

1.	The Company’s authorized share structure, its Notice of Articles and its Articles were altered by:

a.	increasing the 200,000,000 common shares without par value to an unlimited number of common shares without par value;
b.	eliminating the 10,000,000 preferred shares with a par value of $1.00 per share, none of which preferred shares were issued and outstanding; and
c.	deleting the special rights and restrictions contained in Part 26 of the Articles of the Company.

2.	The Company’s authorized share structure, its Notice of Articles and its Articles were also altered by:

a.	creating a class of 2,000,000 Class A Preferred Shares with special rights and restrictions(1);
b.	creating a class of 2,000,000 Class B Preferred Shares with special rights and restrictions(1).

(1)	See above notes regarding the special rights and restrictions associated with the Class A and Class B Preferred Shares.

Effective May 2, 2005, the Company affected a reverse split (consolidation) on a ten (10) old for one (1) new share basis.

On May 5, 2005, BG Capital Group Ltd. (“BG Capital”) converted its $1,000,000 loan with the Company into 1,000,000 Class A Preferred Shares at $1.00 per preferred share and concurrently the Company issued BG Capital an additional 1,000,000 Class A Preferred Shares at $1.00 per preferred share.

On May 16, 2005, the Company completed a brokered private placement of 1,010,000 common shares of the Company at a price of $1.00 per share with Standard Securities Capital Corporation. The Company also completed a non-brokered private placement of 2,065,000 common shares of the Company. The non-brokered private placement was completed in two issuances, with the first issuance of 1,250,000 shares on May 16, 2005 and the second issuance of 815,000 shares on May 25, 2005, all such shares were issued at a price of $1.00 per share.

On May 24, 2005, an aggregate of 207,506 common shares were issued to BG Capital in respect of dividends payable on the Class A and the Class B Preferred Shares. Also, on May 24, 2005, 450,000 shares were issued to BG Capital as a finder’s fee in connection with the Company’s recently completed private placements.

The Company completed an additional non-brokered private placement for gross proceeds of $635,953. In that respect, a total of 635,953 common shares were issued on May 27, 2005 at $1.00 per share. Directors, officers, and employees of the Company subscribed for 585,953 shares. Prior to this additional financing, the Company redeemed all of its outstanding convertible debentures and debenture holders who held a majority of the debentures reinvested their debenture redemption proceeds in this private placement.

As part of its 2005 corporate restructuring and to reduce future obligations and cost, the Company, as of September 30, 2005, negotiated certain amendments to consulting agreements and the Company’s office lease. In connection with these amendments, the Company issued a total of 225,000 shares at a deemed value of $2.00 per share, and paid $117,000.

During the second quarter, the Company authorized the issuance of 1,747,500 stock options at an exercise price of $1.00 per share, of which 1,107,500 options are granted and vested as of June 30, 2005. The fair value of the vested options is $1,097,000 and has been recorded as a stock option benefit expense. The fair value of each option granted was determined using the Black-Scholes stock option pricing model and the following weighted average assumptions:

Notes to Consolidated Financial Statements For the period ended September 30, 2005	clearly canadian beverage corporation 3d quarter report

(in thousands of United States dollars, except where indicated)

Weighted average grant or repricing date fair value	US$1.00
Risk-free interest rate	2.77%
Expected life	5 years
Expected volatility in the market price of the shares	236.23%
Expected dividend yield	--

During the third quarter, the Company granted and vested 233,334 options at an exercise price of $1.00 per share. The fair value of each option granted was determined using the Black-Scholes stock option pricing model and the following weighted average assumptions:

Weighted average grant or repricing date fair value	US$1.00
Risk-free interest rate	3.30%
Expected life	5 years
Expected volatility in the market price of the shares	234.44%
Expected dividend yield	--

6	Supplementary cash flow information

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	Sept. 30, 2005 $	Sept. 30, 2004 $	Sept. 30, 2005 $	Sept. 30, 2004 $

a) Items not involving cash
Loss on sale of property, plant and equipment	--	56	--	56
Amortization of property, plant and equipment	30	33	90	96
Equity component of short term debt, for shares issued	--	--	--	--
Equity component of short term debt, for warrants
issued	--	--	--	--
Stock based compensation	231	9	1,328	32
Stock issued on restructuring	263	--	263	--
Interest accretion on short and long-term debt	11	22	94	49

	535	120	1,775	233

b) Changes in non-cash working capital balances related to
operations
Accounts receivable	26	443	(439)	(3)
Inventories	226	(3)	(595)	(122)
Prepaid expenses, deposits and other assets	10	157	95	77
Accounts payable and accrued liabilities	(382)	160	(1,433)	691
Customer deposits	--	--	(59)	(167)

	(120)	757	(2,431)	476

7	Segmented Information

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely in the beverage industry and management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the performance of each segment based on the loss (earnings) from continuing operations.

Notes to Consolidated Financial Statements For the period ended September 30, 2005	clearly canadian beverage corporation 3d quarter report

(in thousands of United States dollars, except where indicated)

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	September 30, 2005 $	September 30, 2004 $	September 30, 2005 $	September 30, 2004 $

Sales
Canada
Total sales	2,491	529	6,266	1,703
Less: Sales to other segments	2,094	--	4,837	--

Sales to external customers	397	529	1,429	1,703

United States
Total sales	2,500	3,070	5,757	8,708
Less: Sales to other segments	71	541	247	1,657

Sales to external customers -
continuing operations	2,429	2,529	5,510	7,051

Other
Sales to external customers	71	215	247	584

	2,897	3,273	7,186	9,338

Interest expense on operating line of
credit, short term and long term	t
Canada	27	30	129	91
United States	15	24	34	52
Other	--	--	--	--

	42	54	163	143

Amortization
Canada	30	13	90	38
United States	--	20	--	58
Other	--	--	--	--

	30	33	90	96

(Loss) earnings for the period before
income taxes
Canada	(632)	191	(1,715)	(759)
United States	(830)	(836)	(2,306)	(1,176)
Other	--	--	--	--

	(1,462)	(645)	(4,021)	(1,935)

Notes to Consolidated Financial Statements For the period ended September 30, 2005	clearly canadian beverage corporation 3d quarter report

(in thousands of United States dollars, except where indicated)

	September 30, 2005 $	December 31, 2004 $

Assets
Canada	4,013	2,695
United States	986	1,043
Other	28	28

	5,027	3,766

Assets held for Sale
Canada	431	415
United States	--	--
Other	--	--

	431	415

Total Assets	5,458	4,181

Property, plant and equipment additions
Canada	6	2
United States	--	42
Other	--	--

	6	44

8	Related party transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

During the nine months ended September 30, 2005, the Company paid $139,000 for the lease of its office premises to a limited partnership in which certain directors of the Company, or associates thereof, own limited partnership interests

During the nine months ended September 30, 2005 the company repaid $580,000 (CA$729,000) in short term debt owing to certain directors of the Company. A personal letter of credit remaining in the amount of $10,900 (CA$12,650) has been provided by a director of the Company in connection with company insurance requirements.

9	Consulting and employment contracts

The Company has contracts with certain senior officers, directors or companies controlled by them. These contracts require the Company to pay fees totalling approximately $682,000 each year. The contracts also require the Company to assume certain monetary obligations to the senior officers, directors and/or companies controlled by them in the event of termination of the contracts by the Company without cause.

During 2001, the shareholders approved the amendment of certain consulting contracts to reduce the ongoing fees payable. In exchange, the Company paid to the companies controlled by the applicable directors/officers a total of $418,000 in cash and $64,000 in common shares of a publicly traded company. The Company is recognizing the expense related to the deferred charge over five years, the term of the original contracts. During the period the Company expensed $29,000 of the deferred charge, recorded $96,000 as a current prepaid item, leaving a balance of $89,000 as long-term prepaid contracts.

Notes to Consolidated Financial Statements For the period ended September 30, 2005	clearly canadian beverage corporation 3d quarter report

(in thousands of United States dollars, except where indicated)

As part of its 2005 corporate restructuring and to reduce future obligations and cost, the Company, as of September 30, 2005, negotiated certain amendments to consulting agreements and the Company’s office lease. In connection with these amendments, the Company issued a total of 225,000 shares at a deemed value of $2.00 per share, and paid $117,000.

10	Cumulative translation account

Unrealized translation adjustments, which arise on the translation to United States dollars of assets and liabilities of the Company’s Canadian operations, resulted in an unrealized translation gain of $305,000 for the nine months ended September 30, 2005. The movement in the translation adjustment in the current period reflects the change in the exchange rate between the Canadian dollar and the United State dollar.

clearly canadian®
3rd quarter report for the 9 months ended September 30, 2005

CORPORATE PROFILE

Board of Directors
Douglas L. Mason
Bruce E. Morley
Marco P. Markin
Brent Lokash
Cameron Strang

Corporate Officers

Brent Lokash
President and Chief Financial Officer

Douglas L. Mason
Chairman

Bruce E. Morley
Chief Legal Officer and Secretary

Tom Koltai
Chief Operating Officer

Corporate Head Office
Clearly Canadian Beverage Corporation
2267 W. 10th Avenue, Vancouver
British Columbia, Canada V6K 2J1
1-800-663-5658 (in U.S.A.)
1-800-663-0227 (in Canada)
www.clearly.ca     e-mail:  info@clearly.ca

U.S. Subsidiary
CC Beverage (U.S.) Corporation
P.O. Box 326, Burlington
Washington, USA 98233
1-800-735-7180 (in U.S.A. and Canada)

Stock Exchange
OTCBB (trading symbol: CCBEF)

Registrar and Transfer Agent
Pacific Corporate Trust Company
Vancouver, British Columbia, Canada
1-877-288-6822

Shareholder Information
Shareholder Communications
1-800-663-56548 (in U.S.A.)
1-800-663-0227 (in Canada)
e-mail:   info@clearly.ca

EXHIBIT 3

3rd quarter report for the 9 months ended September 30, 2005

November 29, 2005

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
(ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS)

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2005.

The following discussion addresses the operating results and financial condition of Clearly Canadian for the nine months ended September 30, 2005. This discussion and analysis is qualified in its entirety by reference to and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2004 and the related notes thereto, as well as the reference to forward-looking statements within this report. All results in this report are presented in US dollars, unless otherwise indicated.

Basic and diluted earnings (loss) per share figures have been adjusted in the following financial results to reflect a 10:1 consolidation which was completed May 5, 2005.

Operating Results

Three months ended September 30, 2005 (Q3-2005) compared with three months ended September 30, 2004 (Q3-2004)

Sales were $2,897,000 for Q3-2005 compared with $3,273,000 for Q3-2004, a decrease of 11%. This decline in sales is attributable to the cumulative impact of significantly reduced sales and marketing activities in recent years. This has been a direct result of working capital constraints which the Company has attempted to address, in part, through the Company’s recently completed financings with BG Capital Group Ltd. (see news release dated June 2, 2005).

There was no significant change in our cost of sales and gross margin percentages, being 69% and 31% respectively, for Q3-2005 versus 67% and 33% respectively for Q3-2004.

General and administrative expenses were $15,000 lower in Q3-2005 compared with Q3-2004, as a result of ongoing cost control measures.

Selling expenses of $926,000 in Q3-2005 were approximately 32% of sales, compared with $822,000 or approximately 25% of sales in Q3-2004. The increase in the percentage of sales expended on selling expenses is a reflection of the increased cost associated with attempting to maintain market share in a competitive business throughout North America. In the third quarter, the Company increased its selling expenses in the South Central region of the United States, coinciding with its increased distribution efforts with Dr Pepper Seven Up Bottling Group in the region. These efforts resulted in sales growth in the region in the third quarter of 2005, as compared with the same period in 2004, however, the Company’s sales declined in the third quarter in the Northeast and Pacific Northwest regions of the United States which offset the gains from the South Central region.

The loss for the period for Q3-2005 was $1,462,000 (or $0.27 per share) compared with a Q3-2004 loss of $645,000 (or $0.86 per share). The loss for the current quarter includes one-time expenses as follows:

a)	$231,000 stock compensation expense in Q3-2005 (Q3-2004: $9,000) which represents the non-cash value attributed to certain stock options granted during Q3-2005 in connection with the Company’s recent financing with BG Capital;
b)	$567,000 restructuring cost in connection with the amendment of certain consulting contracts and lease obligations.

3rd quarter report for the 9 months ended September 30, 2005

Nine months ended September 30, 2005 (YTD-2005) compared with nine months ended September 30, 2004 (YTD-2004)

Sales were $7,186,000 for YTD-2005 compared with $9,338,000 for YTD-2004, a decrease of 23%. In addition to the cumulative impact of reduced sales and marketing activities in recent years, the Company’s financial condition in the first six months of 2005 did not allow for planned sales initiatives to support the spring and summer selling period. In the third quarter, the Company increased its selling expenses in the South Central region of the United States, coinciding with its increased distribution efforts with the Dr Pepper Seven Up Bottling Group in that region. These efforts resulted in growth in the South Central region in the third quarter as compared with the same period in 2004, however, the Company’s sales declined in the third quarter in the Northeast and Pacific Northwest regions of the United States which offset those gains.

There was no significant change in the Company’s cost of sales and gross margin percentages in YTD-2005 compared with YTD-2004.

Selling expenses of $2,392,000 in YTD-2005 were approximately 33% of sales, compared with $2,409,000 or approximately 26% of sales in YTD-2004. The increase in the percentage of sales expended on selling expenses is a reflection of the increased cost associated with attempting to maintain market share in a competitive business throughout North America. During the balance of 2005, the Company will continue to monitor its selling expenses, and plan for its new brand initiatives in 2006.

The loss for the nine months ended September 30, 2005 was $4,021,000 (or $1.26 per share), as compared with $1,935,000 (or $2.60 per share) for the nine months ended September 30, 2004. The loss in the period was higher by $1,675,000 due the impact of one time charges as follows:

a)	$220,000 gain on settlement of debt in YTD-2005 (YTD-2004: $Nil) which was realized on obtaining reductions in certain accounts owing to creditors concurrent with the Company’s recent restructuring;

b)	$1,328,000 stock compensation expense in YTD-2005 (YTD-2004: $9,000) which represents the non-cash value attributed to certain stock options granted in connection with the Company’s recent financing with BG Capital; and

c)	$567,000 one-time restructuring cost in YTD-2005 (YTD-2004: Nil) in connection with the amendment of certain consulting contracts and lease obligations.

Selected Annual Information

($ in thousands, except per share data)

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002

Total revenue	11,586	13,270	20,205
Net loss before extraordinary items(1)	2,829	2,941	2,756
Basic and diluted loss per share before extraordinary items(2)	3.60	4.30	4.10
Net loss	5,086	3,713	5,383
Basic and diluted loss per share(2)	6.60	5.50	5.40
Total assets	4,181	7,356	10,647
Long term debt	1,957	1,799	1,112
Total liabilities	7,696	6,231	5,924

(1)    Extraordinary items include the writedown of property, plant and equipment, and the writedown of distribution rights.
(2) Per share figures have been adjusted to reflect the 10:1 consolidation which was completed as of May 2, 2005.

The following is a summary of quarterly results of the Company for the eight most recently completed financial quarters ended September 30, 2005.

3rd quarter report for the 9 months ended September 30, 2005

Amounts in Accordance with Canadian GAAP (uaudited) ($ in thousands, except per share data)	2005 30-Sep	2005 30-Jun	2005 31-Mar	2004 31-Dec	2004 30-Sep	2004 30-Jun	2004 31-Mar	2003 31-Dec

Sales	2,897	2,561	1,728	2,248	3,273	3,131	2,934	2,382
Cost of sales	2,008	1,776	1,192	1,603	2,183	2,201	2,061	2,050

Gross profit	889	785	536	645	1,090	930	873	332
Selling, general and administrative
expenses	1,461	1,400	1,274	1,395	1,376	1,513	1,303	8461
Amortization of property, plant and
equipment	30	28	32	34	33	32	31	65
Royalty	--	--	(26)	(133)	--	--	--	(119)
Interest expense	42	57	64	83	55	58	30	41
Other, gains, losses and write-downs	818	978	73	2,417	271	120	6	1,126

Net loss	(1,462)	(1,678)	(881)	(3,151)	(645)	(793)	(497)	(1,627)

Net loss per share post consolidated2	(0.27)	(0.55)	(0.81)	(3.44)	(0.86)	(1.06)	(0.71)	(2.39)

Weighted average post consolidated	5,413,973	3,044,976	1,035,835	814,767	749,589	745,569	699,151	679,568
shares outstanding

[1] Includes a recovery of an accrual recorded in a prior year in the amount of $387,000. [2] Per share figures have been adjusted to reflect the 10:1 consolidation which was completed as of May 5, 2005.

Liquidity and Capital Resources

In order to effectively complete the implementation of the Company’s corporate restructuring plan, significant additional funding was necessary. In connection therewith, Clearly Canadian held its annual and special general meeting in the second quarter (April 29, 2005) and presented a corporate restructuring and financing plan to shareholders. The resolutions put forth at the meeting were favourably passed by the shareholders and, based on such shareholder approval, the Company proceeded with the following matters related to its corporate restructuring:

i)	the consolidation of the Company’s common share capital on a ten old for one new share basis (effective May 2, 2005);

ii)	the conversion of the $1,000,000 loan from BG Capital Group Ltd. (“BG Capital”) into preferred shares and the subscription by BG Capital for an additional $1,000,000 of preferred shares (completed as of May 5, 2005);

iii)	the reduction of the size of the Company’s board of directors from eight to five directors, with the appointment of three nominees of BG Capital including, Marco Markin, Brent Lokash and Cameron Strang (effective May 5, 2005); and

iv)	a brokered private placement of $2,065,000 (1,010,000 common shares of the Company at a price of $1.00 per share) with Standard Securities Capital Corporation, completed as of May 16, 2005, and a non-brokered private placement of $2,065,000 (2,065,000 common shares of the Company at a price of $1.00 per share), completed as of May 25,2005.

The Company also completed an additional non-brokered private placement for gross proceeds of $635,953 in the quarter. A total of 635,953 common shares were issued on May 27, 2005 at $1.00 per share. Directors, officers, and employees of the Company subscribed for 585,953 shares. Prior to this additional financing, the Company redeemed all of its outstanding convertible debentures and debenture holders who held a majority of the debentures reinvested their debenture redemption proceeds in this private placement.

At September 30, 2005 the Company has a working capital deficit of $1,435,000, compared to a working capital deficit of $4,370,000 at December 31, 2004. The Company has bank indebtedness of $423,000 at September 30, 2005, compared to bank indebtedness of $272,000 at December 31, 2004. Net cash used in operating activities was $4,677,000 consisting of operating losses for the nine months and changes in the non-cash working capital balances. Net cash provided by financing activities was $4,765,000, which consisted of proceeds from short term debt (net of $1,000,000 applied to preferred shares) of $277,000, the repayment of short term debt of $578,000, the repayment of

3rd quarter report for the 9 months ended September 30, 2005 long term debt of $528,000, net proceeds on the issuance of capital stock of $5,443,000, and an increase in bank indebtedness of $151,000. Net cash used in investing activities was $6,000 for the period to purchase office equipment.

Management continues to take steps to improve the Company’s financial position, including the listing for sale of its land and water rights in Formosa, Ontario. Also, the Company is currently negotiating additional financing with BG Capital Group Ltd. and others for a private placement to raise an additional US$1,000,000. The issuance of additional share capital may be required to finance operations until a self-sustaining level of sales is attained.

The Company’s total contractual obligations at September 30, 2005 were $3,185,000 and are comprised of various types of debt instruments, including an operating line of credit, short term loans, promissory notes, mortgages and operating leases.

The following table is a summary of the Company’s contractual obligations as at September 30, 2005:

		12 months ending
Contractual Obligations ($ in thousands, except per share data)	Total	Sept 30 2006	Sept 30 2007	Sept 30 2008	Sept 30 2009	Sept 30 2010	Sept 30 2010 and thereafter

Operating line of credit	423	423	--	--	--	--	--
Letters of credit	22	22	--	--	--	--	--
Short term loans	997	997	--	--	--	--	--
Long term debt	1,507	--	1,507	--	--	--	--
Operating leases (office equipment
and premises)	86	65	21	--	--	--	--
Employee contract	150	150	--	--	--	--	--

Total Contractual obligations	3,185	1,657	1,528	--	--	--	--

Related Party Transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

During the nine months ended September 30, 2005, the Company paid $139,000 for the lease of its office premises to a limited partnership in which certain directors of the Company, or associates thereof, own limited partnership interests

During the nine months ended September 30, 2005 the company repaid $580,000 (CA$729,000) in short term debt owing to certain directors of the Company. A personal letter of credit remaining in the amount of $10,900 (CA$12,650) has been provided by a director of the Company in connection with company insurance requirements.

Changes in Accounting Policies

Stock-based compensation

Effective January 1, 2004, the Company adopted the new provisions of the CICA Handbook Section 3870 on “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees, directors and consultants. Previously, the Company was only required to disclose the pro forma effect of issued stock options in the notes to the financial statements.

The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $523,000 on January 1, 2004 with respect to stock options granted in 2003 and 2002.

If the Company had applied the fair value method of accounting for employee stock options in the year 2003, the Company would have recorded a compensation expense in respect of stock options granted and repriced during the

3rd quarter report for the 9 months ended September 30, 2005 period in which they occurred and the Company’s net loss and loss per share would have been as indicated in the pro forma amounts below. There would have been no differences in subsequent quarters since the quarter ended September 30, 2003 as a result of this change in accounting policy.

Amounts in Accordance with Canadian GAAP (unaudited) ($ in thousands, except per share data)	2003 30-Sep

Net loss before stock-based	(781)
compensation
Stock-based compensation	(6)

Pro forma loss for the year	(787)

Net loss per share	(1.15)

Weighted average shares outstanding	679,568

Critical Accounting Estimates

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $4,021,000 for the nine months ended September 30, 2005, a working capital deficit of $1,435,000, and an accumulated deficit of $66,118,000 at September 30, 2005. Operations for the nine months ended September 30, 2005 have been funded primarily from the issuance of capital stock of $5,443,000, the net proceeds of short-term debt financing of $277,000 and the continued support of creditors. Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include listing for sale its land and water rights in Formosa, Ontario and the completion (May 2005) of private placements of equity financing providing net proceeds of $5,400,000 to fund working capital requirements. The issuance of additional share capital may be required to fund operations and working capital requirements until a self-sustaining level of sales is attained.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Distribution rights

Costs associated with the acquisition of certain territorial rights to distribute beverage products have been recorded as distribution rights and until January 1, 2002 were amortized on a straight-line basis over a 10-year period. Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) with regard to intangible assets. Under the new recommendations, which can only be applied prospectively, the distribution rights were determined to have an indefinite life. Therefore, they are not amortized, but are tested for impairment in value at least annually, or more frequently if events or changes in circumstances indicate that there might be an impairment, taking into account the ability to recover the carrying value portion from expected future operating cash flows on a discounted basis. The Company also considers projected future operating results, trends and other such circumstances in making such evaluations. A provision is recorded for any impairment in the carrying value when such a determination is made.

The Company undertook its annual review of the carrying value of distribution rights and determined that the value of the distribution rights was impaired. As a result, the Company has recorded a charge of $1,536,000 in its year ended December 31, 2004 audited financial statements.

Financial instruments

a)	Fair value of financial instruments

3rd quarter report for the 9 months ended September 30, 2005

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

b)	Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At September 30, 2005, two customers represented 49% (two customers in December 31, 2004 represented 32%) of total accounts receivable.

c)	Interest rate risk

The Company’s short term bank credit facility bears interest at U.S. prime plus 4%. The long term debt bears interest at a fixed rate, as disclosed in the notes to these financial statements. The Company does not use derivative instruments to manage its exposure to interest rate risk.

d)	Foreign exchange rate risk

The majority of the Company’s revenues are earned and production costs incurred in the United States. However, certain selling, general and administration costs are incurred in Canada and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the carrying value of land, buildings and water sources ($1.9 million). Actual results could differ materially from those estimates.

Legal Proceedings

Dispute with Ralph Moyal

In April 1997, a claim was filed in the Ontario Supreme Court against the Company, the Company’s Ontario subsidiary, Blue Mountain Springs Ltd. (Blue Mountain), and Gerry McGrath. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory relief relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. The Company is defending the action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice of knowledge of any defect or deficiency in title thereto. The trial of these claims was previously scheduled to be heard in April 2005, however, in March 2005 Moyal obtained an adjournment of the trial to a date which has yet to be set, although it is anticipated that the trial will be rescheduled for the Fall of 2006 or the Spring of 2007. Based on the indemnity and set off rights that the Company has against the parties that sold it the shares of Blue Mountain, the Company believes that no accrual for loss is required. To December 31, 2004, the Company had incurred approximately CA$963,000 (US$803,000) in legal fees in relation to this matter which the Company expects to be able to apply towards any amounts due to the vendors of Blue Mountain. The legal fees have been expensed in the periods in which they were incurred.

3rd quarter report for the 9 months ended September 30, 2005

Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

Stock Exchange

On February 17, 2005, the Company’s common shares were listed and began trading on the Canadian Trading and Quotation System Inc. (CNQ) under the trading symbol “CCBC”. Concurrently, the Company voluntarily delisted its shares from the Toronto Stock Exchange (TSX). The TSX had previously advised the Company that it was not meeting the TSX’s continued listing requirements. In connection with the Company’s recent corporate reorganization and refinancing, the Company voluntarily delisted its shares from the CNQ effective May 6, 2005. The shares of the Company trade in the United States on the OTC Bulletin Board under the trading symbol “CCBEF”.

Outlook

In the third quarter, the Company’s US subsidiary entered into a system-wide distribution arrangement with Dr Pepper/Seven Up Bottling Group, Inc. (“DPSUBG”) of Dallas, Texas, to market, distribute and sell Clearly Canadian sparkling flavoured water in all of its distribution territories throughout the United States. This new arrangement provides for distribution of the Clearly Canadian brand in 22 States, including existing territories covered by Seven-Up/RC Bottling Company of Southern California, Inc. and the American Bottling Company, and the addition of Dr. Pepper Bottling Company of Texas for the States of Texas, Louisiana and Oklahoma. This significant arrangement to take brand Clearly Canadian system-wide within the DPSUBG portfolio completes the Company’s efforts to broaden its relationship with this extraordinary distribution partner. This provides both parties with a long term commitment and a strategic alliance that enables us to grow together in the future. The new arrangement also provides brand Clearly Canadian with far greater marketing and promotional focus within one of the strongest distribution systems in the United States.

Also in the third quarter, Clearly Canadian announced the appointment of Brent Lokash as President. Mr. Lokash replaces chief executive officer, Douglas Mason, who will continue to play an active role with Clearly Canadian. Mason’s beverage career began with launching and marketing Jolt Cola, under licence in Canada and parts of the USA in 1985 and, in 1987, Mason introduced brand Clearly Canadian. Credited as one of the pioneers of the New Age beverage category, Mason further led the Clearly Canadian team to launch exciting brands including “Quenchers”, “Orbitz” and “Reebok Fitness Water”. Over the past 20 years, Mason has established a reputation for innovation and, in his ongoing advisory role will continue to focus on the innovative and creative roots Clearly Canadian has been known for.

In his role as President, Mr. Lokash will be responsible for all facets of corporate operations for Clearly Canadian. Mr. Lokash is also associated with BG Capital and is a business lawyer with considerable experience in corporate financings, mergers and acquisitions. Mr. Lokash began his practice in commercial law and subsequently focused on providing business consulting expertise to public and private companies seeking acquisitions and financings. Mr. Lokash received his Bachelor of Law degree in 1995 and was called to the Bar in the same year.

Going forward, Clearly Canadian has established proposed business strategies and initiatives for 2006 in an effort to once again establish itself as a leader in the New Age Beverage sector. With a new financial partner in BG Capital Group Ltd., and new management in place, Clearly Canadian is looking to lead the alternative beverage sector by leveraging on its strong brand equity and history of innovation of products (which includes not only its core sparkling

3rd quarter report for the 9 months ended September 30, 2005 flavored water but also “Orbitz”, a unique, natural fruit-flavored beverage with colorful gel spheres that seemed to defy gravity, and “Reebok Fitness Water”, which was one of the initiators of the now burgeoning enhanced water category).

In the coming year, Clearly Canadian intends to focus on growth and innovation. Refinanced and corporately restructured, Clearly Canadian’s plans revolve around a number of strategic initiatives, including:

•	Returning to its roots of innovation by creating new and exciting products in growth segments of the New Age Beverage industry;
•	Creating a new presence for the Company’s core Clearly Canadian® sparkling flavored water with a refreshing new look for the brand that will trade on its established history;
•	Expanding on the Company’s private label business by utilizing its technical and quality assurance expertise;
•	Entering into profitable alternatives to further utilize the Clearly Canadian brand name, including licensing opportunities that could increase exposure of the brand;
•	Assembling an industry-wise Advisory Board that will enhance the Company's strategies to market; and
•	Continuing to expand key relationships with distributors and retailers to improve availability of the Company’s products.
•	Returning to profitability through the successful implementation of our business strategies and other intended initiatives.

Corporate Governance

Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada.

Note Regarding Forward-Looking Statements

Statements herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “plans”, “intends”, “may”, “will”, “could”, “should”, “anticipates”, “likely”, “believes”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, and changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and its production distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

EXHIBIT 4

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas Mason, the Chairman of Clearly Canadian Beverage Corporation, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings”) of Clearly Canadian Beverage Corporation (the issuer) for the interim period ending September 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  November 29, 2005

Signed “Douglas Mason”
Douglas Mason
Chief Executive Officer

EXHIBIT 5

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Brent Lokash, the President and Chief Financial Officer of Clearly Canadian Beverage Corporation, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings”) of Clearly Canadian Beverage Corporation (the issuer) for the interim period ending September 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  November 29, 2005

Signed “Brent Lokash”
Brent Lokash
Chief Financial Officer